September 22, 2020
BY EMAIL

Brandon J. Cage
Assistant Vice President, Counsel
Law Department
Pacific Life Insurance Company
Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, California 92660

Re:    Separate Account A of Pacific Life Insurance Company (   PLIC   ) -
Registration
       Statement on Form N-4 (File Nos. 811-08946 and 333-240070) (   PLIC
Registration
       Statement   ); and Separate Account A of Pacific Life & Annuity Company
(   PLAC   ) -
       Registration Statement on Form N-4 (File Nos. 811-09203 and 333-240071)
(   PLAC
       Registration Statement   )

Dear Mr. Cage:

        The staff has reviewed the above-referenced initial registration statements on Form N-4
filed by PLIC and PLAC (each, a    Company   ) under the Securities Act of 1933
as amended, and
the Investment Company Act of 1940, as amended, on July 24, 2020 (each, a registration
statement   ). All capitalized terms not otherwise defined herein have the respective meanings
given to them in the registration statements.

GENERAL

1. Our comments are made with respect to the PLIC Registration Statement and reference page numbers in that registration statement. Unless otherwise specified, please apply these comments to the parallel disclosure in the PLAC Registration Statement.

2. Please confirm that all missing information, including all exhibits, will be filed in pre-
   effective amendments to the registration statements. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

3. Where a comment is made with regard to disclosure in one location of a registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement.
 Brandon J. Cage
September 22, 2020
Page 2 of 9

4. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any contract features or benefits, or whether each Company will be solely responsible for any benefits or features associated with the Contracts issued by its separate accounts.

PROSPECTUS

Cover Page

5. Please add the following or similar disclosure to the first paragraph of the cover page:

        The advisory fee that the investment advisor charges the Contract Owner is covered in a separate agreement between the Contract Owner and the investment advisor, and is separate from and in addition to the fees and expenses for the variable annuity that are described in the Prospectus. If the Contract Owner elects to pay this advisory fee from his or her Contract Value, then this deduction may reduce the death benefits and may be subject to federal and state income taxes and a 10% federal penalty tax. For further
        details, please contact [             ].

Overview

6. The font size for the Overview disclosure is larger than the font size for subsequent disclosure, which could give the impression that the sections in smaller font are less important. Please consider using the same size font so as not to discourage investors from reading the disclosure in smaller font. If the Company would like to highlight the disclosure in the Overview section, please consider alternative methods for doing so (e.g., by indenting or using italics).

7. In response to a staff comment, the following disclosure was added to each
Company   s
   registration statement (file nos. 333-236927 and 333-236928) filed on August 14, 2020
   (each, a    Prior Filing   ). Please add the same or similar disclosure to
the Overview and also
   note that the website contains information about Pacific Life   s financial
strength and claims-
   paying ability.
        An outbreak of a respiratory disease caused by a novel coronavirus designated as
        COVID-19 has spread internationally and has been declared a global pandemic. The duration of the pandemic and any future effects of COVID-19 are unknown. Please visit
        https://www.pacificlife.com/home/pacific-life-update.html for our commitment to you during this challenging time.

Contract Basics (p. 8)

8. The disclosure below is made in other parts of the Prospectus (see cover page and
        Withdrawals   Optional Withdrawals   Withdrawals to Pay Advisory Fees
). In light of the
 Brandon J. Cage
September 22, 2020
Page 3 of 9

   fact that this Contract will be sold to Contract Owners that have engaged an investment advisor, please add the following or substantively similar disclosure in this section:

       The variable annuity contract offered under the Prospectus is intended to be purchased by
       Contract Owners that have engaged an investment advisor for ongoing investment advisory services and the investment advisor will manage their Contract Value for an advisory fee. The advisory fee that the investment advisor charges the Contract Owner is covered in a separate agreement between the Contract Owner and the investment advisor, and is separate from and in addition to the fees and expenses for the variable annuity that are described in the Prospectus.

9. For clarity, please replace the fourth sentence in the first paragraph of this section with the following:

       The Contract Owner may elect to pay the applicable advisory fee for services provided by
       the Contract Owner   s investment advisor from the Contract Value,
provided the Contract
       Owner has completed the Advisory Authorization form.

10. In light of the Private Letter Ruling   s limitation on the amount of
advisory fees that may be
    withdrawn from Contract Value annually (i.e., 1.5% of Contract Value), please supplementally explain why the Companies are not imposing a 1.5% cap on the amount that can be withdrawn from Contract Value annually for advisory fees.

11. In the fourth paragraph please also add that amounts withdrawn from Contract Value to pay for the advisory fee may be subject to federal and state income taxes and a 10% federal penalty tax and include a cross reference to the relevant tax discussion in the Prospectus.

12. The fifth paragraph states    [t]his Contract may not be the right one for
you if you need to
    withdraw money for short-term needs, because tax penalties for early withdrawal may
    apply.    Please provide a cross reference to the relevant tax discussion.

13. Please bold the following sentence in the ninth paragraph:    [i]t is
important to know that
    IRAs and qualified plans are already tax-deferred which means the tax deferral feature of a variable annuity does not provide a benefit in addition to that already offered by an IRA or qualified plan. An annuity contract should only be used to fund an IRA or qualified plan to
    benefit from the annuity   s features other than tax deferral.

Your Right to Cancel (   Free Look   ) (p. 9)

14. For consistency with the fourth sentence in this section, in the fifth sentence of the section,
    please add    plus any amounts deducted as Contract fees and charges
immediately after    or
    the Contract Value.    Please also make the corresponding change in both
places it appears
    under    Right to Cancel (   Free Look   ) on page 39.
 Brandon J. Cage
September 22, 2020
Page 4 of 9

Withdrawals (p. 10)

15. Please disclose in this section that if a Contract Owner owns an Optional Death Benefit rider, taking a withdrawal may result in a reduction in rider benefits. Also, disclose that withdrawing advisory fees in excess of the annual rate of 1.5% of the Contract Value could reduce the Death Benefit Amount by substantially more than the actual amount of the withdrawal.

Fees and Expenses (pp. 12-13)

16. In the first paragraph under    Fees and Expenses    please state that
advisory fees payable for
    services provided by the Contract Owner   s investment advisor from
Contract Value or other
    assets of the Contract Owner are not reflected in Contract Transaction Expenses or Periodic
    Expenses, and that if such charges were reflected, the fees and expenses would be higher.

17. Under    Contract Transaction Expenses    the Company states    [w]e
generally charge state
    premium taxes and/or other taxes when you annuitize your Contract, but there are other times when we charge them to your Contract instead. Please see your Contract for
details.    Please
    include a cross reference to the relevant discussion in the Prospectus regarding deductions for state premium taxes and/or other taxes and state that details specific to the Contract Owner are contained in the Contract.

18. The disclosure following the table under    Periodic Expenses    states
that    [t]he Mortality and
    Expense Risk Charge, the Administrative Fee, and the Platform Fee will not continue after the Annuity Date if fixed annuity payments are elected. If variable annuity payments are
    elected, the charges will continue after the Annuity Date.    Please also
state that the Death
    Benefit Rider Charge will not continue after the Annuity Date, regardless of whether fixed or variable annuity payments are elected.

Total Annual Fund Operating Expenses (p. 13)

19. Please insert    distribution and/or service fees (12b-1 fees) (currently,
none of the Portfolios
    offered have a 12b-1 fee)    in the parenthetical    (including management
fees and other
    expenses)   .

Examples (p. 14)

20. In the third sentence of the section, please add    maximum charge for the
  immediately prior
    to    Return of Purchase Payments Death Benefit   .

21. The introduction to Examples states:    [t]he maximum amounts reflected
below include the
    maximum periodic Contract expenses, Contract Transaction Expenses, Separate Account annual expenses and the Portfolio with the highest fees and expenses for the year ended
    December 31, 2019    The minimum amounts reflected below include the
minimum periodic
    Contract expenses, Separate Account annual expenses and the Portfolio with the lowest fees
 Brandon J. Cage
September 22, 2020
Page 5 of 9

   and expenses for the year ended December 31, 2019.    Please (a) revise the
references to
      periodic Contract expenses    to    Periodic Expenses    to align with
the expense table; (b)
   remove reference to Contract Transaction Expenses as there are currently none; and (c)
   remove the separate references to    Separate Account annual expenses    as
these are subsumed
   under Periodic Expenses. Also state that the examples do not reflect any advisory fees paid
   to the Contract Owner   s investment adviser from Contract Value or other
assets of the
   Contract Owner, and that if such fees were reflected, costs would be higher.

How Your Purchase Payments Are Allocated

Transfers and Market-timing Restrictions (pp. 25-26)

22. Please remove the first two sentences under    Transfers    consistent with
changes made in the
    Company   s Prior Filing.

23. The Company states that    [i]f the 25-transfer limit has been reached, we
reserve the right to
    charge a fee for each additional transfer.    Please disclose whether
notice will be given to
    Contract Owners prior to the Company   s decision to start imposing a
transfer charge.

Charge, Fees and Deductions

Fund Expenses (p 28)

24. In the first sentence, please replace    any service fees,    with    any
distribution and/or service
    fees (12b-1 fees) (currently, none of the Portfolios offered have a 12b-1
fee)   .

Annuitization

Choosing Your Annuity Option   Annuity Options (pp. 30-31)

25. Under Annuity Options 2 and 4 (Life with Period Certain and Period Certain Only,
    respectively) please add    and no annuity payments would be made    to the
end of the
    penultimate sentence under each option.

26. Under Annuity Options 2 and 4 (Life with Period Certain and Period Certain Only,
    respectively) the last sentence states    [i]f the Annuitant dies after the
first payment has
    processed, payments may continue for any remainder of the Period Certain
time frame.    If
    accurate, please change    may continue    to    will continue.
Otherwise, please
    supplementally explain why the payments    may continue    rather than
will continue    for any
    remainder of the Period Certain timeframe.

27. In the paragraph that begins    [a]dditionally, if you have a Non-Qualified
Contract and
    variable payments are elected under Annuity Options 2 and 4        please
describe what
    happens after a Contract Owner elects a partial redemption under Annuity Option 4.
 Brandon J. Cage
September 22, 2020
Page 6 of 9

28. In Annuity Option 3. Joint and Survivor Life, consistent with the Prior Filing, please replace
       [i]f an Annuitant dies prior to the first payment        with    [i]f
one or both Annuitants die
    prior to the first payment       .

29. In its Prior Filing, the Company made the following disclosure in bold, [i]f you have a
    Qualified Contract, there may be adverse tax implications if you elect to redeem any remaining variable payments in a single sum. Work with your tax advisor before making
    such an election.    Please reinsert this disclosure or supplementally
explain why the
    disclosure is no longer relevant.

Choosing Your Annuity Option   Other Annuity Options (pp. 31-32)

30. Under the option Joint Life with Period Certain (fixed and variable), the Company states:
       [a]fter the death of the Primary Annuitant, periodic payments will continue to be made during the lifetime of the secondary Annuitant named in the election. You may choose to have payments guaranteed from 5 through 30 years (in full years only). Please clarify whether the period certain feature is available only with respect to the Primary Annuitant or whether the period certain feature can also be applied to the secondary Annuitant.

31. Under the option Joint Life with Period Certain (fixed and variable), (a) in the penultimate sentence of the paragraph, consistent with the Prior Filing, please replace [i]f an Annuitant
    dies prior to the first payment        with    [i]f one or both Annuitants
die prior to the first
    payment       ; and (b) in the last sentence of the paragraph please change
   may continue    to
       will continue    or supplementally explain why the payments    may
continue    rather than
       will continue    for any remainder of the Period Certain timeframe.

Your Annuity Payments (pp. 32-33)

32. Under    Amount of the First Payment,    please plain English the following
sentence:    [a]
    lower assumed rate would mean a smaller first payment and a more favorable threshold for increases and decreases.

Death Benefits and Optional Death Benefit Riders (pp. 33-37)

33. Please include the heading    Optional Death Benefit Riders    immediately
above the following
    disclosure on page 35:    [r]iders are subject to availability and may be
discontinued for
    purchase at any time without prior notice. Before purchasing any rider, make sure you understand all of the terms and conditions and consult with your investment advisor for advice on whether a rider is appropriate for you.

34. Under both the    Return of Purchase Payments Death Benefit    and
Return of Purchase
    Payments Death Benefit II    please: (a) explain how    Contract Value
is determined for
    purposes of calculating    Excess Advisory Fees   ; (b) delete the
reference to    (Advisory Fee
    Cap)    in the definition of    Excess Advisory Fees    as it suggests that
the Company imposes a
 Brandon J. Cage
September 22, 2020
Page 7 of 9

   fee cap; and (c) state that Contract Owners should discuss with their financial advisors the impact of deducting advisory fees from Contract Value prior to making any election.

Withdrawals

Optional Withdrawals (pp. 37-38)

35. In the last sentence in the second paragraph, please change    motice    to
   notice   .

Optional Withdrawals   Withdrawals to Pay Advisory Fees (p. 38)

36. Please disclose how and when the advisory fee will be deducted (e.g., pro rata from each investment option on an annual basis).

37. In the first sentence of the second paragraph under    Withdrawals to Pay
Advisory Fees,
    please change    withdraws    to    withdrawals.

38. The Company states    [y]our investment advisor will be solely responsible
for the accuracy of
    any such advisory fee payment calculation as well as the frequency or reasonableness of each withdrawal request to pay advisory fees. We have no duty to inquire into the amount of the
    Contract Value withdrawn.    We note that the Company is responsible for
ensuring that it
    accurately processes all Contract transactions, including those submitted pursuant to an executed Advisory Authorization form. Please add disclosure delineating the
Company   s
    responsibility in this regard.

39. Please provide a brief description of the Advisory Authorization form, including how it may be amended and terminated.

40. The Company states that    [w]ithdrawals from your Contract to pay advisory
fees reduces the
    Contract Value by the withdrawal amount.    Please also state here that if
the Contract Owner
    purchases a Return of Purchase Payments Death Benefit rider, withdrawals for advisory fees that exceed an annual rate of 1.5% of the Contract Value could reduce the Death Benefit
    Amount by substantially more than the actual amount of the withdrawal.

Effective Date of Withdrawal Requests (p. 38)

41. Please add a discussion to this section regarding the timing of payments for withdrawals and, if appropriate, please add a cross reference to the discussion under Timing of Payments and
    Transactions    on page 52.

Tax Consequences of Withdrawals (p. 38)

42. In the second sentence under the section, please add a reference to permitting withdrawals of advisory fees pursuant to an Advisory Authorization.
 Brandon J. Cage
September 22, 2020
Page 8 of 9

Federal Tax Issues (pp. 40-48)

43. Please revise the disclosure in the first sentence under    Taxes Payable
on Withdrawals Prior
    to the Annuity Date    to state that advisory fees paid to an investment
advisor in excess of
    1.5% of the Contract Value during a calendar year will be taxable.

Additional Information

State Considerations   California (pp. 54-58)

44. Since no annual fee will be imposed, please remove the reference to    less
any Annual Fee
    from the discussion under    Death Benefits and Optional Death Benefit
Riders   Non-Natural
    Owner    on page 56.

Financial Highlights (Condensed Financial Information) (p. 64)

45. Please confirm supplementally that condensed financial information has not been provided for any Subaccount offered under the Contract because no such Subaccount has commenced operations as of the date of the Prospectus. Alternatively, if any Subaccount has been previously made available under any other contract offered through the same separate account (e.g., the other contract has the same underlying fund option and same total separate account expense), then please include in the Prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). (See Instruction 1 to Item 4(a) of Form N-4.)

STATEMENT OF ADDITIONAL INFORMATION

Performance   Total Returns   Average Annual Total Return (p.1)

46. Please state that yields and total returns for the Sub-Accounts do not reflect any advisory fees paid to financial advisors from Contract Value, and that if such fees were reflected, performance would be lower.

PART C: OTHER INFORMATION

Item 24. Financial Statements and Exhibits

47. Per Rule 483(b), please file powers of attorney that specifically relate to this registration statement.

                                              * * * *

       A response to this letter should be in the form of a pre-effective amendments filed pursuant to Rule 472 under the Securities Act. The pre-effective amendments should be accompanied by a supplemental letter that includes your responses to each of these comments.
 Brandon J. Cage
September 22, 2020
Page 9 of 9

Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the Companies and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-6907 or chooy@sec.gov if you have any questions.

                                                    Sincerely,
                                                    /s/ Yoon Choo
                                                    Senior Counsel



cc: Andrea Ottomanelli Magovern, Assistant Director
    Sally Samuel, Branch Chief